Filed by Sysco Corporation Commission File No. 001-06544 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: USF Holding Corp.

Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Sysco corporation

Sysco 1Q15 Earnings Results

November 3, 2014

Forward-Looking Statements

Statements made in this presentation, the earnings press release or in our earnings call for the first quarter of fiscal 2015 that look forward in time or that express management’s beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations. These statements include our plans and expectations related to and the benefits and expected timing of our business transformation initiatives, our plans and expectations related to and the benefits of the proposed merger with US Foods, and our plans and expectations related to acquisitions. These statements also include expectations regarding our sales growth, operating expense growth and operating performance results, trends in our locally-managed business and overall sales mix, market conditions and trends, inflation, our expense management and cost per case performance, business transformation costs and expenses, investments in technology resources, free cash flow and capital expenditures. The success of our business transformation initiatives and expectations regarding our operating performance are subject to the general risks associated with our business, including the risks of interruption of supplies due to lack of long-term contracts, severe weather, crop conditions, work stoppages, intense competition, technology disruptions, dependence on large regional and national customers, inflation risks, the impact of fuel prices, adverse publicity, and labor issues. Risks and uncertainties also include risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. Market conditions may not improve as anticipated. If sales from our locally managed customers do not grow at the same rate as sales from regional and national customers, our gross margins may continue to decline. Our ability to meet our long-term strategic objectives to grow the profitability of our business depends largely on the success of our Business Transformation Project. There are various risks related to the project, including the risk that the project and its various components may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; the risk that the actual costs of the ERP system may be greater or less than currently expected because we have encountered, and may continue to encounter, the need for changes in design or revisions of the project calendar and budget, including the incurrence of expenses at an earlier or later time than currently anticipated; the risk that our business and results of operations may be adversely affected if we experience delays in deployment, operating problems, cost overages or limitations on the extent of the business transformation during the ERP implementation process; and the risk of adverse effects to our business, results of operations and liquidity if the ERP system, and the associated process changes, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Planned deployments in the coming quarters are dependent upon the success of the ERP system and the updates at the current locations. We may experience delays, cost overages or operating problems when we deploy the system to additional locations. Our plans related to and the timing of the implementation of the ERP system, as well as the cost transformation and category management initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. We may fail to realize anticipated benefits, particularly expected cost savings, from our cost transformation initiative. If we are unable to realize the anticipated benefits from our cost cutting efforts, we could become cost disadvantaged in the marketplace, and our competitiveness and our profitability could decrease. We may also fail to realize the full anticipated benefits of our category management initiative, and may be unable to successfully execute the initiative in our anticipated timeline. Capital expenditures may vary from those projected based on changes in business plans and other factors, including risks related to the implementation of our business transformation initiatives and our regional distribution centers, the timing and successful completions of acquisitions, construction schedules and the possibility that other cash requirements could result in delays or cancellations of capital spending. Periods of high inflation, either overall or in certain product categories, can have a negative impact on us and our customers, as high food costs can reduce consumer spending in the food-away-from-home market, and may negatively impact our sales, gross profit, operating income and earnings. Expanding into international markets presents unique challenges and risks, including compliance with local laws, regulations and customs and the impact of local political and economic conditions, and such expansion efforts may not be successful. Any business that we acquire may not perform as expected, and we may not realize the anticipated benefits of our acquisitions. The consummation of the merger with US Foods is subject to regulatory approval and the satisfaction of certain conditions, and we cannot predict whether the necessary conditions will be satisfied or waived and the requisite regulatory approvals received. Sysco and US Foods may be required to take certain actions to obtain regulatory approval for the merger, including the divestiture of assets, which could negatively impact the projected benefits of the merger. Termination of the merger agreement with US Foods could require Sysco to make a termination payment of $300 million, which could adversely impact Sysco’s stock price, liquidity and financial condition. As a result of uncertainties surrounding the proposed merger, prospective suppliers and customers may delay or decline to enter into agreements with us, and we may also lose current suppliers and customers, and fail to retain key employees. The pending merger and our current pre-merger integration planning efforts may divert our management’s attention from day-to-day business operations and the execution of our business transformation initiatives, which could result in performance shortfalls. Integration of the businesses of Sysco and US Foods may be more difficult, costly or time consuming than expected, and the merger may not result in any or all of the anticipated benefits, including cost synergies. We may fail to retain some of US Foods’ vendors and customers after the proposed merger. In relation to the merger, we have issued additional debt and our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position. For a discussion of additional factors impacting Sysco’s business, see the Company’s Annual Report on Form 10-K for the year ended June 28, 2014, as filed with the Securities and Exchange Commission, and the Company’s subsequent filings with the SEC. Sysco does not undertake to update its forward-looking statements.

Additional Information for USF Stockholders

In connection with the proposed transaction, Sysco filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 8, 2014, a Registration Statement on Form S-4 that includes a consent solicitation statement of USF that also constitutes a prospectus of Sysco. STOCKHOLDERS OF USF ARE URGED TO READ THE CONSENT SOLICITATION

STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C.

20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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1Q15 Highlights

Reported Results Adjusted for

Certain Items1

$ Millions, except YOY % YOY %

1Q15 1Q15

share data Change Change

Sales $12,445 6.2% $12,445 6.2%

Gross Profit $2,189 6.0% $2,189 6.0%

Operating $1,723 8.6% $1,680 6.0%

Expenses

Operating $466 (2.6%) $509 5.9%

Income

Net Earnings $279 (2.4%) $309 7.6%

Diluted EPS $0.47 (2.1%) $0.52 6.1%

1	See Non-GAAP reconciliations at the end of this presentation.
3

Inflation Contributes to Increased Sales; Restaurant Traffic Remains Stagnant

Restaurant Spend/Traffic (1)

% Change vs. Year Ago

4.0%

3.2% 2.9%

3.0% 2.7%

2.5% 2.4%

2.1% 2.2% 2.1% 1.9% 2.0%

2.0% 1.7%

1.3%

0.9%

1.0%

0.0%

-1.0%

-2.0%

Restaurant Spend Restaurant Traffic

U.S. Retail Data(2)

% Change vs. Year Ago

8.0% 7.1%

7.0%

6.0%

5.0%

4.0%

4.3%

3.0%

2.0%

1.0%

0.0%

13 13 13 13 14 14 14 14 14 14 14 14 14

Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep

Retail & Food Svcs.

Foodservice & Drinking Places

1) Source: NPD Crest

2) Source: U.S. Dept. of Commerce

Business Transformation Progress

Successful execution SAP software upgrade

Technology Continued focus on post-merger integration planning and sequencing

Remainder of categories to be launched into the

Lower Product Costs market by the end of FY15

Year-over-year benefits begin to moderate in 4Q15

Continued application of best practices

Lower Cost Structure Implementing tools to manage labor and expenses more effectively

We continue to expect to exceed our goal of $550-650 million in benefits

5

Key Investments in Our Business

Urban

Markets

Branding and

sales initiative

tailored to

increase market

share in

Manhattan

Customers 1st

Ongoing listening initiative aimed at identifying opportunities to drive enhanced customer satisfaction

Demographic Markets

Program targeted at authentically serving targeted demographic markets

Revenue

Management

Sales and margin

management

training initiative

Investments aimed at driving profitable sales growth

6

Key Takeaways

We are pleased with our solid operating performance in 1Q15

Business environment remains challenging — marked by high inflation, stagnant restaurant traffic, constrained consumer spending

We are encouraged by our progress in implementing our portfolio of business transformation initiatives

We have many opportunities to continue to enhance our customers’ experience, strengthen our operating performance and increase profitability

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1Q15 Highlights

Reported Results Adjusted for

Certain Items1

$ Millions, except YOY % YOY %

1Q15 1Q15

share data Change Change

Sales $12,445 6.2% $12,445 6.2%

Gross Profit $2,189 6.0% $2,189 6.0%

Operating $1,723 8.6% $1,680 6.0%

Expenses

Operating $466 (2.6%) $509 5.9%

Income

Net Earnings $279 (2.4%) $309 7.6%

Diluted EPS $0.47 (2.1%) $0.52 6.1%

1	See Non-GAAP reconciliations at the end of this presentation.
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Inflation Contributes Significantly to Sales Growth

Sales Growth

6.2%

5.7% 5.9%

4.1%

3.2%

1Q14 2Q14 3Q14 4Q14 1Q15

Inflation Other

Case Growth (1)

4.1% 4.3%

3.0%

2.2% 2.3%

1Q14 2Q14 3Q14 4Q14 1Q15

Organic Acquired

(1)	Includes Broadline and SYGMA

Improving Gross Profit Performance Trend

Gross Profit ($ Growth)

6.0%

4.0%

2.7%

1.8%

0.7%

Q114 Q214 Q314 Q414 Q115

YOY Change in Gross Margin (bps)

(4)
(9)
(19)
(28)
(32)	(31)
(60)	(60)
(68)

1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15

Category Management benefits gross profit performance

1Q15 Operating Expenses

(YOY change; $ in millions)

Reported operating expense +8.6% Adjusted1 operating expense +6.0% Cost per case2 increased 12 cents

28

41

67

$1,723

$1,587

1Q14 Payroll Certain Other 1Q15

Items

1 See Non-GAAP reconciliations at the end of this presentation

2 North America Broadline

Prudently Managing Capital Expenditures

($ millions)

Gross Capex

$136

$119

1Q14 1Q15

Technology/Other Fleet Facilities

Net Capex

140 1.5%

130

120 1.2%

110

0.9%

100

90

0.6%

80

70 0.3%

60

50 0.0%

1Q14 2Q14 3Q14 4Q14 1Q15

Net CAPEX Net CAPEX as a % of Sales

Free Cash Flow

1Q15 free cash flow lower due to pension contributions and certain items

$ Millions 1Q15 1Q14 % Chg

Cash Flow from Operations $63 $169 (63%)

Capital Expenditures, net1 (118) (125) 12.5%

Free Cash Flow2 ($55) $44 NM

Dividends Paid $170 $164 3.6%

1) Capital expenditures are net of proceeds from sales of plant and equipment

2) Free cash flow may not foot due to rounding

US Foods Merger Update

FTC discussions continue to be productive Completed $5 billion debt offering on Oct. 2nd Do not expect merger to close before 1Q of CY15

Good things come from Sysco

Non-GAAP Reconciliations

Non-GAAP Reconciliations

Sysco Corporation and its Consolidated Subsidiaries Non-GAAP Reconciliation (Unaudited) Impact of Certain Items

(In Thousands, Except for Share and Per Share Data)

Sysco’s results of operations are impacted by certain items which include severance charges, US Foods merger and integration planning costs, charges from facility closures and amortization of US Foods related financing costs (collectively referred to as “Certain Items”). Management believes that adjusting its operating expenses, operating income, interest expense, net earnings and diluted earnings per share to remove these Certain Items provides an important perspective with respect to our results and provides meaningful supplemental information to both management and investors that removes these items which are difficult to predict and are often unanticipated, and which, as a result are difficult to include in analyst’s financial models and our investors’ expectations with any degree of specificity. Sysco believes the adjusted totals facilitate comparison on a year-over-year basis.

The company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes. These financial measures should not be used as a substitute for GAAP measures in assessing the company’s results of operations for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. As a result, in the tables that follow, each period presented is adjusted to remove the Certain Items noted above.

Non-GAAP Reconciliations

	13-Week Period Ended Sep. 27, 2014	13-Week Period Ended Sep. 28, 2013	13-Week Period Change in Dollars	13-Week Period % Change
Operating expenses (GAAP)	$ 1,723,104	$ 1,587,289	$ 135,815	8.6%
Impact of severance charges	(1,804)	(1,582)	(222)	14.0
Impact of US Foods merger and integration planning costs	(40,481)	-	(40,481)	NM
Impact of facility closure charges	(1,150)	(739)	(411)	55.6
Operating expenses adjusted for certain items (Non-GAAP)	$ 1,679,669	$ 1,584,968	$ 94,701	6.0%
Operating Income (GAAP)	$ 465,613	$ 478,198	$ (12,585)	-2.6%
Impact of severance charges	1,804	1,582	222	14.0
Impact of US Foods merger and integration planning costs	40,481	-	40,481	NM
Impact of facility closure charges	1,150	739	411	55.6
Operating income adjusted for certain items (Non-GAAP)	$ 509,048	$ 480,519	$ 28,529	5.9%
Interest Expense (GAAP)	$ 30,934	$ 30,528	$ 406	1.3%
Impact of US Foods financing costs	(3,703)	-	(3,703)	NM
Interest Expense (GAAP)	$ 27,231	$ 30,528	$ (3,297)	-10.8%
Net earnings (GAAP)	$ 278,813	$ 285,590	$ (6,777)	-2.4%
Impact of severance charges (net of tax)	1,151	1,000	151	15.1
Impact of US Foods merger and integration planning costs (net of tax)	25,835	-	25,835	NM
Impact of facility closure charges (net of tax)	734	467	267	57.2
Impact of US Foods financing costs (net of tax)	2,363	-	2,363	NM
Net earnings adjusted for certain items (Non-GAAP) (1)	$ 308,896	$ 287,057	$ 21,839	7.6%
Diluted earnings per share (GAAP)	$ 0.47	$ 0.48	$ (0.01)	-2.1%
Impact of severance charges	-	-	-	NM
Impact of US Foods merger and integration planning costs	0.04	-	0.04	NM
Impact of facility closure charges	-	-	-	NM
Impact of US Foods financing costs	-	-	-	NM
Diluted EPS adjusted for certain items (Non-GAAP) (2)	$ 0.52	$ 0.49	$ 0.03	6.1%
Diluted shares outstanding	593,309,750	591,458,948		

(1) Tax impact of adjustments for severance charges, US Foods merger and integration planning costs, charges from facility closures and amortization of US Foods financing costs was $17,054 and $855 for the 13-week periods ended September 27, 2014 and September 28, 2013, respectively. Amounts are calculated by multiplying the operating income impact of each item by each quarter's effective tax rate.

(2) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings for certain items and adjusted net earnings - underlying business, both divided by diluted shares outstanding.

NM represents that the percentage change is not meaningful

Good things come from Sysco 18

Non-GAAP Reconciliations

Sysco Corporation and its Consolidated

Subsidiaries

Non-GAAP Reconciliation (Unaudited)

Free Cash Flow

(In Thousands)

Free cash flow represents net cash provided from operating activities less purchases of plant and equipment and includes proceeds from sales of plant and equipment. Sysco considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchases and sales of buildings, fleet, equipment and technology, which may potentially be used to pay for, among other things, strategic uses of cash including dividend payments, share repurchases and acquisitions. We do not mean to imply that free cash flow is necessarily available for discretionary expenditures, however, as it may be necessary that we use it to make mandatory debt service or other payments. Free cash flow should not be used as a substitute in assessing the company’s liquidity for the periods presented. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP.

In the table that follows, free cash flow for each period presented are reconciled to net cash provided by operating activities.

13-Week 13-Week 13-Week 13-Week

Period Ended Period Ended Period Change Period

Sep. 27, 2014 Sep. 28, 2013 in Dollars % Change

Net cash provided by operating activities (GAAP) $ 62,618 $ 169,229 $ (106,611) -63.0%

Additions to plant and equipment (118,821) (135,749) 16,928 12.5

Proceeds from sales of plant and equipment 1,126 10,573 (9,447) -89.4

Free Cash Flow (Non-GAAP) $ (55,077) $ 44,053 $ (99,130) NM

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